UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Salem Communications Corporation
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

794093 10 4
(CUSIP Number)

Jonathan L. Block
Salem Communications Corporation
4880 Santa Rosa Road
Camarillo, CA 93012
(805) 987-0400
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

November 29, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons:
I.R.S. Identification Nos. of Above Persons (entities only):

Edward G. Atsinger III,* individually and as Trustee of: (i) the Edward G. Atsinger III Trust (“Edward Atsinger Trust”); (ii) the Ted Atsinger Irrevocable Trust (“Ted Atsinger Trust”); and (iii) the Atsinger Family 2003 Trust** (“Family Trust”).***

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):
PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization:
United States of America

NUMBER OF SHARES		(7)	Sole Voting
BENEFICIALLY OWNED			Power 3,035,835
BY EACH REPORTING
PERSON WITH		(8)	Shared Voting
Power 0

		(9)	Sole Dispositive
Power 4,125,913

		(10)	Shared Dispositive
Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,125,913

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11):
20.1%

(14)	Type of Reporting Person (See Instructions):
IN, OO (Trustee)

*Edward G. Atsinger III, Trustee, previously filed a Statement on Schedule 13D on February 13, 2001, as amended by Amendment No. 1 thereto, filed on May 13, 2002, Amendment No. 2 thereto, filed on February 14, 2003, Amendment No. 3 thereto, filed on March 15, 2004, and Amendment No. 4 thereto, filed on May 17, 2004.

**On July 20, 2003, Edward G. Atsinger III, as Trustee of the Edward Atsinger Trust, gifted 20,000 shares of Common Stock (as defined below) to Edward G. Atsinger III, individually. Immediately thereafter, Edward G. Atsinger III, individually, gifted 20,000 shares of Common Stock to Edward G. Atsinger III, as Trustee of the Family Trust. On July 21, 2003, Edward G. Atsinger III, as Trustee of the Edward Atsinger Trust, sold 100,000 shares of Common Stock to Edward G. Atsinger III, as Trustee of the Family Trust.

***Edward G. Atsinger III is the Trustee for the Edward Atsinger Trust, the Ted Atsinger Trust and the Family Trust for all purposes, except that Edward C. Atsinger (“Ted Atsinger”) is the Voting Trustee for the Ted Atsinger Trust.

(1)	Name of Reporting Persons:
I.R.S. Identification Nos. of Above Persons (entities only):

Edward C. Atsinger (“Ted Atsinger”), individually and as Voting Trustee for the Ted Atsinger Trust.****

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):
PF, OO (Trust Distribution)

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization:
United States of America

NUMBER OF SHARES		(7)	Sole Voting
BENEFICIALLY OWNED			Power 1,093,078
BY EACH REPORTING
PERSON WITH		(8)	Shared Voting
Power 0

		(9)	Sole Dispositive
Power 3,000

		(10)	Shared Dispositive
Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,093,078

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11):
5.4%

(14)	Type of Reporting Person (See Instructions):
IN, OO (Trustee)

****Ted Atsinger is the Voting Trustee and Edward G. Atsinger III is the Trustee for all other purposes of the Ted Atsinger Trust.

ITEM 1.     SECURITY AND ISSUER

     This Amendment No. 5 to the Statement on Schedule 13D (this “Statement”) relates to Class A common stock, $0.01 par value per share (“Common Stock”), of Salem Communications Corporation, a Delaware corporation (the “Issuer”).

     The address of the Issuer's principal executive offices is 4880 Santa Rosa Road, Camarillo, California 93012.

ITEM 2.     IDENTITY AND BACKGROUND

(a)	The name of the persons filing this Statement are Edward G. Atsinger III (“Edward Atsinger”) and Edward C. Atsinger (“Ted Atsinger,” and together with Edward Atsinger, the “Reporting Persons”).

(b)	The address of the principal business office of each of the Reporting Persons is 4880 Santa Rosa Road, Camarillo, California 93012.

(c)	(i) Edward Atsinger is the President and Chief Executive Officer of the Issuer and a member of its Board of Directors.

(ii) Ted Atsinger is a Producer of the Issuer.

(d)	Each of the Reporting Persons has not been convicted in any criminal proceedings during the past five (5) years.

(e)	Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4.     PURPOSE OF TRANSACTION

     Item 4 is hereby amended and supplemented in its entirety as follows:

      On June 28, 2004, Edward Atsinger, as Trustee of the Edward Atsinger Trust, gifted 7,800 shares of Common Stock to Oaks Christian High School. On November 29, 2004, Edward Atsinger, as Trustee of the Edward Atsinger Trust, sold 100,000 shares of Common Stock at a price of $25.00 per share.

      Except as set forth in this Item 4, each of the Reporting Persons currently has no plans or proposals that relate to or would result in the occurrence of any of the transactions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate number of shares of Common Stock beneficially owned by Edward Atsinger is 4,125,913, representing 20.1% of the Common Stock outstanding. The shares beneficially owned by Edward Atsinger include 173,183 shares of Common Stock subject to options that are exercisable within 60 days. The aggregate number of shares of Common Stock beneficially owned by Ted Atsinger is 1,093,078, representing 5.4% of the Common Stock outstanding. For purposes of calculating these percentages, the figure for the Common Stock outstanding was taken from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the Securities and Exchange Commission on November 9, 2004 (File No. 000-26497).

(b)	(i)	Edward Atsinger has:

		1)	3,035,835 shares of Common Stock as to which he has sole power to vote or to direct the vote;

		2)	0 shares of Common Stock as to which he has shared power to vote or to direct the vote;

		3)	4,125,913 shares of Common Stock as to which he has sole power to dispose or to direct the disposition; and

		4)	0 shares of Common Stock as to which he has shared power to dispose or to direct the disposition.

	(ii)	Ted Atsinger has:

		1)	1,093,078 shares of Common Stock as to which he has sole power to vote or to direct the vote;

		2)	0 shares of Common Stock as to which he has shared power to vote or to direct the vote;

		3)	3,000 shares of Common Stock as to which he has sole power to dispose or to direct the disposition; and

		4)	0 shares of Common Stock as to which he has shared power to dispose or to direct the disposition.

(c)	Except as set forth in item 4 above, none of the Reporting Persons has engaged in any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangement, understandings or relationships with respect to the Common Stock that require disclosure pursuant to this Item 6.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, incorporated by reference to Amendment No. 2 to the Schedule 13D (File No. 5-58135), filed with the Securities and Exchange Commission on February 14, 2003 by Edward G. Atsinger III and Edward C. Atsinger.

Exhibit 2	Power of Attorney, incorporated by reference to Amendment No. 1 to the Schedule 13D (File No. 5-58135), filed with the Securities and Exchange Commission on May 13, 2002 by Edward G. Atsinger III and Edward C. Atsinger.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December___, 2004

/s/ EDWARD G. ATSINGER III

Edward G. Atsinger III, Trustee

/s/ EDWARD G. ATSINGER III

Edward G. Atsinger III, as attorney in fact for Edward C. Atsinger